SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces 2Q16 results

São Paulo, August 15, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, with annual revenues of R$10 billion, announces today its consolidated results for the second quarter of 2016. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2015 unless otherwise stated.

Quarter highlights

|      GOL’s capacity measured by ASK in the domestic and international markets decreased by 8.9% and 12.2%, respectively, resulting in an overall GOL system reduction of 9.3% in the second quarter of 2016 compared to the same period in 2015.

|      Demand for the Company's seats in the domestic market measured by RPK fell by 11.2% and 10.6% in the international market. The overall GOL system decrease was 11.2%.

|      In 2Q16, GOL’s total load factor fell by 1.6 percentage points, to 75.2%. The domestic market load factor was 76.0%, a reduction of 2.0 percentage points, and the load factor in the international market was 69.3%, an increase of 1.1 percentage points compared to the same period in 2015.

|      The Company’s net revenue totaled R$2.1 billion in 2Q16, a decrease of 2.0% from 2Q15. Net revenue for the last twelve months was R$10 billion.

|      Ancillary and cargo revenues reached R$297.8 million in 2Q16, up 4.8% represented 14.3% of total net revenue. In the last twelve months, ancillary and cargo revenues totaled R$1.2 billion.

|      With 14.1% devaluation of the Real against the US Dollar in the period, Brazilian inflation of around 9%, and the ASK reduction of 9.3%, year-over-year CASK excluding fuel expenses and non-recurring events  increase of 15.7% in the second quarter.

|      The non-recurring losses on the early return of aircraft under finance lease contracts were R$21.8 million in the quarter.

|      Operating losses on a recurring basis (recurring EBIT) in 2Q16 were R$149.6 million - representing a margin of -7.2%. The EBITDA loss was R$39.5 million, representing a margin of -1.9%, and EBITDAR was R$247.0 million, representing a margin of 11.8%. Including the non-recurring event early return costs of aircraft under finance leases, the EBIT loss was R$171.4 million, representing a margin of -8.2%, the EBITDA loss was R$61.3 million, representing a margin of -2.9%, and EBITDAR was R$225.3 million, representing a margin of 10.8%.

|      The appreciation of the Real against the US Dollar generated an accounting gain of R$778.8 million, and Net income was R$309.5 million in the second quarter.

|      Financial leverage (adjusted gross debt/EBITDAR) was 8.4x at quarter-end, compared to 9.4x at the end of the first quarter of 2016, impacted by the Real’s 9.8% appreciation over 1Q16.

IR Contacts
Richard Lark
Thiago Stanger
Vitor Ribeiro
ri@voegol.com.br
+55 (11) 2128-4700

Conference Calls
Tuesday
August 16, 2016

Portuguese
10:00 a.m. (Brazil)
09:00 a.m. (US EDT)
Phone: +55 (11) 3193-1001
+55 (11) 2820-4001
Code: GOL
Replay: +55 (11) 3193-1012
Replay Code: 7538496#

English
11:30 a.m. (Brazil)
10:30 a.m. (US EDT)
Phone: +1 (412) 317-5453
Code: GOL
Replay: +1 (412) 317-0088
Replay Code: 10086669

Live webcast
www.voegol.com.br/ri

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

|      The Company renegotiated the amortization schedule of its Debentures with Brazilian banks totaling R$1.025 billion and received waivers of financial covenants on June 30, 2016. The new amortization schedule postpones R$225 million from 2016 and 2017 to 2019 at the same interest cost.

|      GOL concluded in July 2016, a private exchange offer for its USD unsecured bonds, reducing GOL’s total debt by U.S.$101.8 million (R$326.8 million) and providing an annual cash interest expense savings of approximately U.S.$9.3 million.

Message from Management

GOL’s second quarter results reflect the Company's right-sizing to current Brazilian economic and airline industry conditions and to improve liquidity.

In the period, which is seasonally the weakest in the year, GOL had net revenue of R$2.1 billion, 2.0% lower than in the same period of 2015. The recurring operating loss in the second quarter of 2016 was R$149.6 million, with an operating margin of minus 7.2% - an improvement of 5.1 percentage points versus same period last year. Non-recurring losses resulting from the restructuring of our fleet were R$21.8 million.

The restructuring plan begun in 2015 completed the following initiatives: (i) the exchange of USD-denominated unsecured debt that reduced GOL's debt by US$101.8 million and generated annual interest savings of US$9.3 million (ii) the renegotiation of debentures with Brazilian banks, postponing R$225 million in 2016 and 2017 amortizations to 2019, and (iii) the renegotiation of leased aircraft, with 7 aircraft already returned.

We finished the quarter in the final stage of negotiations to accelerate the return of 15 additional aircraft under operating leases, which will permit GOL to operate 122 aircraft at year-end end 2016, compared to 144 at the end of 2015.

Based on our values Servir ('To Serve') and Inteligência (‘Intelligence’), the new flight network launched on May 1, 2016 brings a greater convenience to our customers.

At Congonhas, the main domestic airport in São Paulo, we adjusted service to provide the best options to key business markets, becoming the leader in number of destinations (at 33) and seat availability to the North and Northeast regions of Brazil, by swapping off-peak short-haul flights to leisure markets, enhancing fleet usage through a longer stage length (+41% YoY at Congonhas and +14.2% overall) and generating a lower CASK due to increased cost dilution.

At the two airports in Rio de Janeiro, the second largest market in Brazil, Santos Dumont (domestic airport) and Galeão (domestic and international airport), we have combined with our strategic partners Air France/ KLM and Delta, to become the most comprehensive network for domestic and international passengers, as we now have the largest number of non-stop flights departing from Rio: 8 international and 25 domestic. For domestic passengers, we have adapted flight times for corporate passengers and created a hub of connections, providing better options between the Southern and Northern regions of Brazil.

At the end of May we began a new route between Recife and Montevideo. Recife is our first base in the Northeast with non-stop flights to the Uruguayan capital, which already has non-stop flights from Guarulhos-São Paulo and Rio de Janeiro.

We maintained our leadership in the number of passengers transported in the domestic market in 1H16 with more than 15 million clients - according to the ANAC (Brazilian Civil Aviation Agency), as well as in the number of tickets issued to corporate customers. It is noteworthy that for the first time in a semester we lead in sales volume to the corporate segment. According to data from the Brazilian Association of Corporate Travel Agencies (ABRACORP), our sales volume share reached 30.1% and in number of tickets our share was 32.3% for the first six months of the year.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

In recognition of our efforts to enhance customer experience, we received for the third time the CIC Brasil 2016 Award, awarded by Cliente SA magazine, in the category "Best Customer Experience Project", receiving a gold medal for "Integrated Cell: Ensuring the best flying experience".

The US Federal Aviation Administration (FAA) approved GOL to perform "C-Check" Heavy Check maintenance procedures on our aircraft at our Aircraft Maintenance Center (CMA). With this certification, we can now provide lease return checks and maintenance services to our leased aircraft, opening opportunities for costs savings.

At the end of July we announced the election of Richard Lark to the position of Executive Vice-President, CFO and IRO, replacing Edmar Lopes, who held these positions since 2012 and will assume new responsibilities within the Group.

In compliance with the Group’s corporate governance practices, Richard stepped out of his position as an independent Director and financial expert on the Statutory Audit Committee. André Jánszky and Anna Luiza Constantino have been appointed Directors on the Board.

The completion of our comprehensive restructuring plan will make us even stronger, more competitive and better prepared to create shareholder value and provide an increasingly superior flight experience for our customers.

We would like to thank our employees for their dedication, commitment and engagement. They spare no efforts to take GOL to an even higher level of service quality. We would also like to thank our shareholders and stakeholders for their support and trust.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Operating and financial indicators

Traffic data - GOL	2Q16	2Q15	% Var.	1H16	1H15	% Var.
RPK GOL – Total	8,096	9,114	-11.2%	17,593	19,286	-8.8%
RPK GOL - Domestic	7,212	8,125	-11.2%	15,608	17,045	-8.4%
RPK GOL - International	884	989	-10.6%	1,985	2,241	-11.4%
ASK GOL – Total	10,766	11,870	-9.3%	23,028	24,903	-7.5%
ASK GOL – Domestic	9,492	10,419	-8.9%	20,347	21,727	-6.3%
ASK GOL - International	1,274	1,451	-12.2%	2,680	3,176	-15.6%
GOL Load Factor - Total	75.2%	76.8%	-1.6 p.p	76.4%	77.4%	-1.0 p.p
GOL Load Factor - Domestic	76.0%	78.0%	-2.0 p.p	76.7%	78.5%	-1.8 p.p
GOL Load Factor - International	69.3%	68.2%	1.1 p.p	74.1%	70.6%	3.5 p.p
Operational data	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Revenue Passengers - Pax on board ('000)	7,353.1	9,388.3	-21.7%	16,395.8	19,509.2	-16.0%
Aircraft Utilization (Block Hours/Day)	10.7	11.2	-3.9%	10.7	11.4	-6.1%
Departures	60,963	77,133	-21.0%	135,161	157,947	-14.4%
Average Stage Length (km)	1,041	912	14.2%	1,006	932	8.0%
Fuel consumption (mm liters)	323	371	-13.0%	696	773	-10.0%
Full-time employees (at period end)	15,280	16,830	-9.2%	15,280	16,830	-9.2%
Average Operating Fleet	114	125	-9.0%	122	128	-4.2%
Financial data	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Net YIELD (R$ cents)	22.12	20.26	9.2%	24.04	21.13	13.8%
Net PRASK (R$ cents)	16.64	15.56	6.9%	18.37	16.36	12.3%
Net RASK (R$ cents)	19.40	17.95	8.1%	20.85	18.62	12.0%
CASK (R$ cents)	21.00	20.06	4.7%	19.68	19.00	3.6%
CASK ex-fuel (R$ cents)	15.50	13.14	18.0%	13.83	12.54	10.3%
CASK (R$ cents) adjusted4	20.80	20.14	3.2%	20.51	19.07	7.6%
CASK ex-fuel (R$ cents) adjusted4	15.30	13.22	15.7%	14.66	12.61	16.2%
Average Exchange Rate [1]	3.5076	3.0729	14.1%	3.7049	2.9715	24.7%
End of period Exchange Rate [1]	3.2098	3.1026	3.5%	3.2098	3.1026	3.5%
WTI (avg. per barrel, US$) [2]	45.6	58.0	-21.2%	39.6	53.3	-25.6%
Price per liter Fuel (R$) [3]	1.83	2.21	-17.3%	1.94	2.08	-6.9%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)[2]	0.34	0.47	-27.7%	0.30	0.45	-33.2%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; *Certain variation calculations in this report may not match due to rounding.

4	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Domestic market – GOL

      Domestic supply decreased by 8.9% in the quarter and 6.3% in the semester, reflecting the network adjustments in May 2016 with the aim of reducing supply between 5% and 8% over the year.

      In the second quarter of 2016 domestic demand decreased by 11.2% and 8.4% in 1H16, resulting in a domestic load factor of 76.0%, a decrease of 2.0 p.p. compared to 2Q15, and 76.7%, a decrease of 1.8 p.p. compared to 1H15, respectively.

      GOL transported 6.9 million passengers in the domestic market in the quarter, representing a decrease of 22.3% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      GOL’s international supply decreased 12.2% in the quarter and 15.6% in 1H16, compared to 2015. International demand showed a decrease of 10.6% between April and June, registering load factor of 69.3%, and, in 1H16, a decrease of 11.4%, leading the international load factor to 74.1%.

      During the quarter, GOL transported 420.5 thousand passengers in the international market, 9.2% less than in 2015. For 1H16, the Company transported 962.2 thousand passengers, a decrease of 7.7% compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 21.0% and 14.4% in the second quarter and 1H16, respectively. The total number of seats available of the market fell 20.8% in 2Q16 and 14.3% in the first half of 2016.

PRASK, Yield and RASK

      Net PRASK grew by 6.9% and 12.3%, RASK improved 8.1% and 12.0% and yield increased by 9.2% and 13.8%, in comparison with 2Q15 and 1H15, respectively.  It is worth noting the ASK decreased 9.3% in the quarter and 7.5% in the semester.

5	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Income statement in IFRS (R$ MM)

Income statement (R$ MM)	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Net operating revenues	2,088.8	2,131.1	-2.0%	4,801.9	4,636.3	3.6%
Passenger	1,791.0	1,846.8	-3.0%	4,229.8	4,074.2	3.8%
Cargo and Other	297.8	284.3	4.8%	572.1	562.1	1.8%
Operating Costs and Expenses	(2,260.8)	(2,380.8)	-5.0%	(4,532.8)	(4,731.0)	-4.2%
Salaries, wages and benefits	(381.8)	(393.1)	-2.9%	(796.6)	(804.8)	-1.0%
Aircraft fuel	(591.7)	(821.6)	-28.0%	(1,348.6)	(1,608.4)	-16.2%
Aircraft rent	(286.5)	(244.3)	17.3%	(610.4)	(459.0)	33.0%
Sales and marketing	(131.6)	(146.0)	-9.9%	(250.8)	(270.7)	-7.4%
Landing fees	(157.6)	(162.0)	-2.7%	(346.8)	(330.9)	4.8%
Aircraft and traffic servicing	(277.4)	(243.8)	13.8%	(549.1)	(476.6)	15.2%
Maintenance materials and repairs	(157.2)	(126.6)	24.2%	(285.4)	(273.7)	4.3%
Depreciation and amortization	(110.1)	(97.5)	13.0%	(224.9)	(197.9)	13.6%
Other	(166.9)	(145.9)	14.4%	(120.2)	(309.1)	-61.1%
Equity Income	0.6	(1.4)	NM	(3.3)	(2.6)	25.4%
Operating Result (EBIT)	(171.4)	(251.1)	-31.7%	265.8	(97.3)	NM
EBIT Margin	-8.2%	-11.8%	3.6 p.p	5.5%	-2.1%	7.6 p.p
Operating Result (EBIT) adjusted¹	(149.6)	(261.3)	-42.7%	75.0	(115.5)	NM
EBIT Margin adjusted¹	-7.2%	-12.3%	5.1 p.p.	1.6%	-2.5%	4.1 p.p.
Other Financial Income (expense)	543.1	16.5	3.195.4%	929.3	(850.1)	NM
Interest on loans	(178.5)	(185.6)	-3.9%	(415.3)	(358.8)	15.8%
Gains from financial investments	33.8	19.8	71.1%	85.9	50.8	69.1%
Exchange and monetary variations	778.8	205.6	278.9%	1,432.3	(568.5)	NM
Derivatives net results	(16.6)	(7.0)	137.1%	(64.2)	61.1	-205.1%
Other expenses (revenues), net	(74.5)	(16.2)	359.0%	(109.4)	(34.7)	215.4%
Income (Loss) before income taxes	371.7	(234.7)	NM	1,195.1	(947.4)	NM
Income Tax	(62.2)	(120.3)	-48.3%	(128.4)	(80.3)	60.0%
Current income tax	(61.3)	(3.7)	1.576.1%	(124.2)	(88.1)	41.0%
Deferred income tax	(0.9)	(116.6)	-99.2%	(4.2)	7.8	NM
Net income (loss)	309.5	(354.9)	NM	1,066.6	(1,027.6)	NM
Net Margin	14.8%	-16.7%	31.5 p.p	22.2%	-22.2%	44.4 p.p
Participation of Non-controlling interests	57.0	41.0	38.9%	111.5	72.8	52.9%
Participation of controlling shareholders	252.5	(395.9)	NM	955.2	(1,100.5)	NM

¹ excluding non-recurring results on the return of aircraft under finance lease contracts and gains in sale-leaseback transaction; *Certain variation calculations in this report may not match due to rounding.

6	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Income statement (R$ MM)	2Q16	2Q15	% Var.	1H16	1H15	% Var.
EBITDA	(61.3)	(153.7)	-60.1%	490.7	100.6	387.7%
EBITDA Margin	-2.9%	-7.2%	4.3 p.p	10.2%	2.2%	8.0 p.p
EBITDA adjusted¹	(39.5)	(163.8)	-75.9%	299.9	82.5	263.7%
EBITDA Margin adjusted¹	-1.9%	7.7%	5.8 p.p.	6.2%	1.8%	4.6 p.p.
EBITDAR	225.3	90.7	148.4%	1,101.1	559.6	96.8%
EBITDAR Margin	10.8%	4.3%	6.5 p.p	22.9%	12.1%	10.9 p.p
EBITDAR adjusted¹	247.0	80.5	206.8%	910.3	541.4	68.1%
EBITDAR Margin adjusted¹	11.8%	3.8%	8.0 p.p.	19.0%	11.7%	7.3 p.p.

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction; *Certain variation calculations in this report may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Net income (loss)	309.5	(354.9)	NM	1,066.6	(1,027.6)	NM
(-) Income taxes	(62.2)	(120.3)	-48.3%	(128.4)	(80.3)	60.0%
(-) Net financial result	543.1	16.5	3,195.4%	929.3	(850.1)	NM
EBIT	(171.4)	(251.1)	-31.7%	265.8	(97.3)	NM
(-) Depreciation and amortization	(110.1)	(97.5)	13.0%	(224.9)	(197.9)	13.6%
EBITDA	(61.3)	(153.7)	-60.1%	490.7	100.6	387.7%
(-) Aircraft rent	(286.5)	(244.3)	17.3%	(610.4)	(459.0)	33.0%
EBITDAR	225.3	90.7	148.4%	1,101.1	559.6	96.8%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; *Certain variation calculations in this report may not match due to rounding.

Net revenue

In the second quarter of 2016, total net revenue reached R$2,088.8 million, a reduction of 2.0% compared to 2015. The result was impacted by a lower demand in the period reflecting the economic activity in Brazil.

Passenger revenue represented 85.7% of total net revenue, a decrease of 3.0% in 2Q16, corresponding to R$1,791.0 million.

International passenger revenue totaled R$291.3 billion in the quarter, equivalent to 13.9% of total net revenue and an increase of 59.5% when compared to 2015. This result was impacted by GOL’s international network adjustments, taking advantage of the most profitable routes in South America, as well as by a higher average exchange rate and revenue from connections with partner airlines.

Net cargo and auxiliary revenue was R$297.8 million, representing 14.3% of total net revenue and an increase of 4.8% compared to the previous year, due to the increase in cargo revenues.

7	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Operating expenses

Operating costs and expenses totaled R$2,260.8 million in the period, a decrease of 5.0% compared to the previous year and excluding fuel expenses, totaled R$1,669.1 million in the quarter, representing an increase of R$109.9 million, or 7.0%, compared to 2015. The cost per ASK (CASK) reached R$21.00, an increase of 4.7% compared to the same period in 2015. The increased CASK was impacted by the ASK reduction of 9.3% and the detail for each expense line is as follows:

Operating expenses (R$ MM)	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Aircraft fuel	(591.7)	(821.6)	-28.0%	(1,348.6)	(1,608.4)	-16.2%
Salaries, wages and benefits	(381.8)	(393.1)	-2.9%	(796.6)	(804.8)	-1.0%
Aircraft rent	(286.5)	(244.3)	17.3%	(610.4)	(459.0)	33.0%
Sales and marketing	(131.6)	(146.0)	-9.9%	(250.8)	(270.7)	-7.4%
Landing fees	(157.6)	(162.0)	-2.7%	(346.8)	(330.9)	4.8%
Aircraft and traffic servicing	(277.4)	(243.8)	13.8%	(549.1)	(476.6)	15.2%
Maintenance, materials and repairs	(157.2)	(126.6)	24.2%	(285.4)	(273.7)	4.3%
Depreciation and Amortization	(110.1)	(97.5)	13.0%	(224.9)	(197.9)	13.6%
Other operating expenses	(166.9)	(145.9)	14.4%	(120.2)	(309.1)	-61.1%
Total operating expenses	(2,260.8)	(2,380.8)	-5.0%	(4,532.8)	(4,731.0)	-4.2%
Total operating expenses adjusted¹	(2,239.0)	(2,390.9)	-6.4%	(4,723.6)	(4,749.1)	-0.5%
Operating expenses ex- fuel	(1,669.1)	(1,559.2)	7.0%	(3,184.2)	(3,122.6)	2.0%
Operating expenses ex- fuel adjusted¹	(1,647.3)	(1,569.4)	5.0%	(3,375.0)	(3,140.7)	7.5%

Operating expenses per ASK (R$ cents)	2Q16	2Q15	% Var.	1H16	1H15	% Var.
Aircraft fuel	(5.50)	(6.92)	-20.6%	(5.86)	(6.46)	-9.3%
Salaries, wages and benefits	(3.55)	(3.31)	7.1%	(3.46)	(3.23)	7.0%
Aircraft rent	(2.66)	(2.06)	29.3%	(2.65)	(1.84)	43.8%
Sales and marketing	(1.22)	(1.23)	-0.6%	(1.09)	(1.09)	0.2%
Landing fees	(1.46)	(1.36)	7.3%	(1.51)	(1.33)	13.3%
Aircraft and traffic servicing	(2.58)	(2.05)	25.4%	(2.38)	(1.91)	24.6%
Maintenance, materials and repairs	(1.46)	(1.07)	36.9%	(1.24)	(1.10)	12.8%
Depreciation and amortization	(1.02)	(0.82)	24.6%	(0.98)	(0.79)	22.9%
Other operating expenses	(1.55)	(1.23)	26.1%	(0.52)	(1.24)	-57.9%
CASK	(21.00)	(20.06)	4.7%	(19.68)	(19.00)	3.6%
CASK adjusted¹	(20.80)	(20.14)	3.2%	(20.51)	(19.07)	7.6%
CASK excluding fuel expenses	(15.50)	(13.14)	18.0%	(13.83)	(12.54)	10.3%
CASK excluding fuel expenses adjusted¹	(15.30)	(13.22)	15.7%	(14.66)	(12.61)	16.2%

¹ excluding non-recurring results on the return of aircraft under finance lease contracts and sale-leaseback transaction; *Certain variation calculations in this report may not match due to rounding.

Aircraft fuel per ASK reached R$5.50, a decrease of 20.6% (-28.0% in nominal terms) compared to 2015. This variation was mainly due to the 27.7% decrease in international oil prices in the annual comparison, offset by the 14.1% average depreciation of the Real against the US Dollar.

8	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Salaries, wages and benefits per ASK reached R$3.55, up 7.1% (-2.9% in nominal terms) compared to the previous year due to an increase of 11% in employee wages from the collective pay rise agreement, although partially offset by 9.2% reduction in the workforce.

Aircraft rent per ASK totaled R$2.66, a 29.3% increase (17.3% in nominal terms) compared to 2015, mainly due to the impact of 14.1% average depreciation of the Real against the US Dollar and the higher number of aircraft under operating lease contracts compared to the same period last year (102 on 2Q16 versus 97 on 2Q15).

Sales and marketing per ASK registered R$1.22, a decrease of 0.6% (-9.9% in nominal terms) compared to the previous year, mainly due to the decrease in losses from direct sales, offset by higher expenses of advertising and marketing.

Landing fees per ASK totaled R$1.46, a 7.3% increase (-2.7% in nominal terms) year-over-year due to adjustments in Infraero airport fees - landing fee and navigation support, partially offset by the reduction of takeoffs in 21.0%.

Aircraft and traffic servicing per ASK totaled R$2.58 in the period, an increase of 25.4% (13.8% in nominal terms), mainly due to (i) IT services in the domestic and international bases and (ii) in R$12.8 million purchase cost of Smiles products and tickets from peer airlines that will be reverted in future revenue.

Maintenance materials and repairs per ASK registered R$1.46, an increase of 36.9% (24.2% in nominal terms) compared to 2015, mainly due to more engines repaired in the quarter, costs related to the anticipated return of aircraft and higher exchange rate of 14.1%.

Depreciation and amortization per ASK reached R$1.02, an increase of 24.6% (13.0% in nominal terms), mainly due to a higher average exchange rate and to the aircraft maintenance calendar with more number of engines.

Other expenses per ASK reached R$1.55, a 26.1% (14.4% in nominal terms) increase year-over-year due to cost related to the anticipated return of aircraft.

Operating result

The recurring operating loss in the second quarter of 2016 was R$149.6 million, with a negative margin of 7.2%, representing an evolution of 5.1 percentage points, compared to 2Q15. Considering the non-recurring event related to the early return cost of aircraft under finance leasing, EBIT was R$171.4 million in the quarter with a negative margin of 8.2% and EBITDAR was R$225.3 million with margin of 10.8%.

Net financial result

In the second quarter of 2016, the positive net financial result was R$543.1 million, compared to R$16.5 million in 2Q15. The increase is mainly driven by the net foreign exchange variation of R$778.8 million due to the 9.8% appreciation of the Real against the US Dollar compared to the end of 1Q16, a non-cash variation.

9	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

|   Interest expense totaled R$178.5 million in the period, a decrease of R$7.2 million or 3.9% compared to the same quarter in 2015. This decrease is a result of a lower debt level, mainly from the US Dollar-dominated debt, in the quarter.

|   Net exchange variation totaled an income of R$778.8 million in the quarter compared to R$205.6 million in the same period of the previous year. The result is due to the 9.8% exchange rate appreciation of the Real against the US Dollar in the quarter compared to 1Q16, impacting the Company's balance sheet accounts, but with no immediate cash effect.

|   Interest income totaled R$33.8 million in the quarter, an increase of R$14.1 million compared to 2015. The variation is explained by the higher level of our cash position held in Brazilian Reais, taking advantage of the 7.7% higher average interest rate.

|   Other financial expenses totaled R$74.5 million in 2Q16, an increase of R$58.3 million compared to 2015. The variation is explained by the increase in bank fees between periods due to new operations.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 2Q16, GOL recorded a loss of R$19.8 million from hedge operations.

Results (R$ million) 2Q16	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	-	-	5.2	5.2
Subtotal – Not Designated for Hedge Accounting	-	(25.0)	-	(25.0)
Total	-	(25.0)	5.2	(19.8)
OCI (net of taxes, on 06/30/2016)*	-	-	(199.2)	(199.2)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 2Q16	Fuel	Foreign Exchange	Interest	Total
Financial Result	-	(25.0)	8.4	(16.6)
Operating Result	-	-	(3.2)	(3.2)
Total	-	(25.0)	5.2	(19.8)

|   Fuel: fuel hedge operations were made for this quarter through non-derivative contracts with the distributor, at predetermined prices (ex-refinery) for future delivery. During the quarter, the Company did not acquire a protected fuel position through derivative financial instruments, and at the end of June 2016, 31.3% of its exposure in the next 3 months and 6.2% in the next 12 months was protected by non-derivatives contracts.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total gain of R$5.2 million in 2Q16. The Company decreased its nominal hedge position from US$246.6 million in 2Q16 to US$221.8 million at the end of June 2016.

10	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards), futures and options totaled a losses of R$25.0 million in 2Q16 and are used as the Company's economic hedge. GOL's foreign exchange exposure is hedged through derivatives instruments by 45.9% in the next 3 months exposure and 11.3% in the next 12 months. The Company also maintains part of its cash position in US Dollars as a natural hedge instrument against its foreign exchange exposure. In 2Q16, this portion protected 26.7% of exposure in the next 3 months and 6.3% in the next 12 months. Summing the cash and derivative instruments, 38.3% of foreign exchange exposure in the next 3 months and 9.1% in the next 12 months was protected.

Income taxes

The second quarter of 2016 taxes totaled an expense of R$62.2 million, a decrease of R$58.1 million compared to the same period of 2015. The result was mainly due to income taxes expenses from Smiles.

Net income

GOL recorded net income of R$309.5 million in 2Q16, with a net margin of 14.8%. This result mainly reflects the exchange variation of the Company's financial liabilities in US Dollar due to the appreciation of the Real on June 30, 2016 versus March 31, 2016.

Balance sheet: Liquidity and indebtedness

      On June 30, 2016, the Company reported total cash, including financial investments and restricted cash, of R$1,365.2 million, equivalent to 13.7% of net revenue in the last twelve months. Short-term receivables totaled R$762.6 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation and representing an increase of 48.3% versus the first quarter.

Indebtedness (R$ MM)	2Q16	2Q15	% Var.	1Q16	% Var.
Loans and Financings	5,031.3	4,426.8	13.7%	5,529.2	-9.0%
Aircraft Financing	1,922.2	2,421.4	-20.6%	2,338.6	-17.8%
Total of Loans and Financings	6,953.5	6,848.1	1.5%	7,867.8	-11.6%
Short-Term Debt	997.9	1,159.8	-14.0%	836.7	19.3%
Debt in US$	307.8	252.8	21.7%	196.4	56.7%
Debt in BRL	10.0	375.3	-97.3%	36.5	-72.6%
Long-Term Debt	5,955.6	5,688.3	4.7%	7,031.1	-15.3%
Debt in US$	1,540.3	1,503.8	2.4%	1,699.7	-9.4%
Debt in BRL	1,011.6	1,022.8	-1.1%	982.1	3.0%
Perpetual Notes	572.0	555.4	3.0%	635.8	-10.0%
Accumulated Interest	111.4	86.4	29.0%	62.0	79.6%
Operating Leases (off-balance)	6,489.5	4,990.2	30.0%	7,394.4	-12.2%

Liquidity (R$ MM)	2Q16	2Q15	% Var.	1Q16	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	1,365.2	2,055.1	-33.6%	1,815.1	-24.8%
Short-Term Receivables	762.6	450.7	69.2%	514.4	48.3%
Total Liquidity	2,127.8	2,505.8	-15.1%	2,329.5	-8.7%

11	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Indebtedness and Liquidity (R$ MM)	2Q16	2Q15	% Var.	1Q16	% Var.
Cash and Equivalents as % of LTM Net Revenues	13.7%	20.9%	-7.2 p.p	18.2%	-4.4 p.p
Gross Debt (R$ MM)	6,953.5	6,848.1	1.5%	7,867.3	-11.6%
Net Debt (R$ MM)	5,588.3	4,793.1	16.6%	6,052.2	-7.7%
LTM Aircraft Rent x 7 years	8,760.4	6,143.0	42.6%	8,465.1	3.5%
% of debt in foreign currency	85.3%	79.6%	5.7 p.p	85.8%	-0.5 p.p
% of debt in Short-Term	14.4%	16.9%	-2.6 p.p	10.6%	3.7 p.p
% of debt in Long-Term	85.6%	83.1%	2.6 p.p	89.4%	-3.7 p.p
Gross Adjusted Debt[2] (R$ MM)	15,713.9	12,991.1	21.0%	16,332.4	-3.8%
Net Adjusted Debt[2] (R$ MM)	14,348.7	10,936.0	31.2%	14,517.3	-1.2%
Adjusted Gross Debt2 / EBITDAR LTM	8.4 x	8.6 x	-0.3 x	9.4 x	-1.0 x
Adjusted Net Debt2 / EBITDAR LTM	7.6 x	7.3 x	0.4 x	8.3 x	-0.7 x
Net Financial Commitments1 / EBITDAR LTM	6.4 x	6.5 x	-0.1 x	7.7 x	-1.3 x

1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7; *Certain variation calculations in this report may not match due to rounding.

Loans and financing

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over a two-year period.

      During 2Q16, the Company’s total loans and financings totaled R$6,953.5 million (including finance leases), a decrease of 11.6% compared to 1Q16.

The Company amortized R$591.0 million in debt in the year, of which R$360.8 million was from financial debt amortization and R$230.2 million in finance leases in 2016.

The adjusted gross debt/EBITDAR (LTM) ratio reached 8.4x in 2Q16, compared to 9.4x in 1Q16. This indicator was impacted by the appreciation of the Real against to the US Dollar in the period. The adjusted net debt/EBITDAR (LTM) ratio reached 7.6x in the period compared to 8.3x in 1Q16.

The average maturity of the Company's long-term debt in 2Q16, excluding aircraft financial leasing and non-maturing debt, was 3.8 years, compared to 3.9 years in 1Q16, with an average rate of 18.64% for local-currency debt, compared to 18.57% in 1Q16, and 7.57% for Dollar-dominated debt, compared to 7.56% in 1Q16.

12	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	122	125	128
Aircraft Commitments (R$ million)*	274.2	-	1,760.4	45,545.5	47,580.1
Pre-Delivery Payments (R$ million)	-	282.5	476.2	5,302.7	6,061.4

                   *Considers aircraft list price

Final	2Q16	2Q15	% Var.	1Q16	% Var.
Boeing 737-NG Family	139	142	-3	143	-4
737-800 NG	105	106	-1	107	-2
737-700 NG	34	36	-2	36	-2
Opening for rent Type	2Q16	2Q15	% Var.	1Q16	% Var.
Financial Leasing (737-NG)	37	45	-8	39	-2
Operating Leasing	102	97	+5	104	-2

                    *Non-operational

At the end of 2Q16, out of a total of 139 Boeing 737-NG aircraft, GOL was operating 119 aircraft on its routes. Of the 20 remaining aircraft, 11 were in the process of being returned to the lessors and 9 were sub-leased to other airlines (of which, 1 will be redelivered to it lessor).

GOL has 102 aircraft under operating leases and 37 under finance leases, 31 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.0 years at the end of 2Q16. In order to maintain this average low, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a negative net investment of R$380.0 million in the year. For more details on changes in property, plant and equipment, see Note 15 of the interim financial statements. The next aircraft is expected to be received by the Company in July, 2018.

13	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Subsidiary Smiles - 2Q16 results

Summary:

- Gross Billings ex-GOL up 10.3% over 2Q15;

- Miles Accrual (ex-GOL) up 3.6% when compared to 2Q15;

- Miles Redemption increased 7.9% versus 2Q15;

- Net Revenues up 27.0% over 2Q15, reaching R$349.8 million;

- Operating Income increased 37.7% compared to 2Q15, reaching R$128.1 million;

- Net Income at R$123.6 million, with a net margin of 35.3%.

Smiles’ net income increased 38.2% when compared to 2Q15, chiefly derived from 37.7% operating income growth and the evolution of financial results. Redemption revenues were the main operating income growth driver, in addition to the 2.9 p.p. increase in operating margins. Financial results benefited from higher net cash balance. For further information, please visit http://www.smiles.com.br/ri.

2016 Guidance

2016 Financial Guidance	1H16 Results	Previous Guidance Full year 2016		Revised Guidance Full year 2016
		From	To	From	To
Total supply (ASK)	-8%	-5%	-8%	-5%	-8%
Total seats	-14%	-15%	-18%	-15%	-18%
Total volume of departures	-14%	-15%	-18%	-15%	-18%
Average exchange rate (BRL/USD)	3.70			3.90	3.50
Jet fuel price in BRL	1.94			2.30	1.90
Operating Margin (EBIT)	5.5%			4.0%	6.0%

Given the impact of the economic scenario, the Company’ guidance may be revised in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rates, exchange rate, GDP and WTI and Brent oil price trends.

14	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Balance Sheet

Balance Sheet (R$ `000,000)	2Q16	4Q15
Assets	8,753	10,369
Current Assets	2,163	2,462
Cash and cash equivalents	607	1,072
Short term investment	397	492
Restricted cash	-	59
Trade receivables	763	463
Inventories	187	199
Recoverable taxes	45	58
Derivatives	-	2
Other current assets	164	117
Non-Current Assets	6,590	7,907
Deposits	1,119	1,020
Restricted cash	361	676
Recoverable income taxes	71	73
Deferred income taxes	108	108
Other non-current assets	28	40
Investments	14	18
Property and equipment, net	3,161	4,257
Intangible assets	1,728	1,715
Liabilities and Equity	12,139	14,692
Current Liabilities	5,035	5,544
Short-term debt	998	1,397
Suppliers	866	902
Salaries	256	251
Taxes payable	118	119
Landing fees	278	314
Advance ticket sales	1,079	1,207
Mileage program	808	770
Advance from customers	167	13
Provisions	161	207
Derivatives	178	141
Other liabilities	126	223
Non-Current Liabilities	7,105	9,148
Long-term debt	5,956	7,908
Provisions	591	664
Mileage program	225	221
Deferred taxes	239	245
Taxes payable	42	39
Other non-current liabilities	52	71
Equity	(3,387)	(4,323)
Capital Stock	3,080	3,080
Shares issuance costs	(155)	(155)
Treasury shares	(15)	(23)
Capital reserves	99	99
Share base payments reserve	108	103
Equity valuation adjustment	(200)	(179)
Gain on change in investment	687	690
Accumulated losses	(7,207)	(8,162)
Non-controlling interests	216	224
Total Liabilities and Shareholders’ Equity	8,753	10,369

15	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Cash Flows

Consolidated Cash Flows (R$ '000,000)	2Q16	2Q15
Net Cash Provided by (used in) Operating Activities	(545)	555
Net Cash Provided by (used in) Investing Activities	840	(448)
Net Cash used in Financing Activities	(741)	(234)
Exchange Variation on Cash and Cash Equivalents	(19)	(149)
Net Increase in Cash and Cash Equivalents	(465)	(276)
Cash and Cash Equivalents at Beginning of the Period	1,072	1,899
Cash and Cash Equivalents at End of the Period	607	1,623

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

16	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 2Q16 results

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A

Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

17	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.